Exhibit 99

AUDITED COMBINED FINANCIAL STATEMENTS

The Unconsolidated Mines of
The North American Coal Corporation
Years Ended December 31, 2017, 2016, and 2015
With Report of Independent Auditors

The Unconsolidated Mines of
The North American Coal Corporation
Audited Combined Financial Statements
Years Ended December 31, 2017, 2016 and 2015

Report of Independent Auditors

The Board of Directors and Shareholders
NACCO Industries, Inc.

We have audited the accompanying combined financial statements of The Unconsolidated Mines of The North American Coal Corporation, which comprise the combined balance sheets as of December 31, 2017 and 2016, and the related combined statements of net income, equity and cash flows for each of the three years in the period ended December 31, 2017, and the related notes to the combined financial statements.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in conformity with U.S. generally accepted accounting principles; this includes the design, implementation and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free of material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the combined financial position of The Unconsolidated Mines of The North American Coal Corporation at December 31, 2017 and 2016, and the combined results of their operations and their cash flows for each of the three years in the period ended December 31, 2017, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP

Cleveland, Ohio
March 7, 2018

The Unconsolidated Mines of
The North American Coal Corporation

Combined Financial Statements
(In thousands, Except as noted and Per Share and Percentage Data)

December 31, 2017, 2016 and 2015

The Unconsolidated Mines of
The North American Coal Corporation
Combined Balance Sheets

	December 31
	2017	2016
	(In thousands)
Assets
Current assets:
Cash and cash equivalents	$8,145	$15,350
Accounts receivable	65,314	42,529
Accounts receivable from affiliated companies	3,185	4,329
Inventory and deferred production costs	100,998	96,822
Other current assets	1,001	915
Total current assets	178,643	159,945

Property, plant and equipment:
Coal lands and real estate	117,704	114,956
Advance minimum royalties	1,362	1,328
Plant and equipment	1,176,103	1,174,629
Construction in progress	16,027	679
	1,311,196	1,291,592
Less allowance for depreciation, depletion,
and amortization	(634,737)	(581,353)
	676,459	710,239
Deferred charges:
Deferred lease costs	11,665	15,045
Other	4,152	1,241
	15,817	16,286

Other assets:
Note receivable from Parent Company	—	387
Other investments and receivables	180,567	164,471
	180,567	164,858
Total assets	$1,051,486	$1,051,328

The Unconsolidated Mines of
The North American Coal Corporation
Combined Balance Sheets (Continued)

	December 31
	2017	2016
	(In thousands)
Liabilities and equity
Current liabilities:
Accounts payable	$36,187	$25,507
Accounts payable to affiliated companies	10,442	10,251
Current maturities of long-term obligations	87,147	64,871
Current mine closing accrual	11,761	—
Other current liabilities	29,733	26,216
Total current liabilities	175,270	126,845

Long-term obligations:
Note payable to Parent company	442	—
Advances from customers	212,893	223,666
Notes payable	229,796	240,834
Capital lease obligations	181,220	191,414
	624,351	655,914
Noncurrent liabilities:
Deferred income taxes	11,966	23,654
Mine closing accrual	190,670	196,362
Pension and post-retirement benefits	35,957	37,171
Other accrued liabilities	7,851	6,507
	246,444	263,694
Equity:
Common stock and membership units	205	203
Capital in excess of stated value	791	791
Retained earnings	4,425	3,881
	5,421	4,875

Total liabilities and equity	$1,051,486	$1,051,328

See accompanying notes.

The Unconsolidated Mines of
The North American Coal Corporation
Combined Statements of Net Income

	Years Ended December 31
	2017	2016	2015
	(In thousands)

Lignite tons delivered	34,791	29,601	27,067

Income:
Revenue	$786,738	$644,569	$604,161
	786,738	644,569	604,161

Cost and expenses:
Cost of sales	618,583	500,047	474,441
Depreciation, depletion, and amortization	81,639	65,674	59,202
	700,222	565,721	533,643
Operating profit	86,516	78,848	70,518

Other (expense) income
Interest, net	(25,732)	(25,721)	(22,435)
Gain on sale of assets	578	511	350
	(25,154)	(25,210)	(22,085)
Income before income taxes	61,362	53,638	48,433

Income taxes	6,904	13,842	10,037

Net income	$54,458	$39,796	$38,396

See accompanying notes.

The Unconsolidated Mines of
The North American Coal Corporation
Combined Statements of Equity

	Years Ended December 31
	2017	2016	2015
	(In thousands)
Common stock and membership units:
Beginning balance	$203	$199	$199
Issuance of membership units	2	4	–
	205	203	199

Capital in excess of stated value	791	791	791

Retained earnings:
Beginning balance	3,881	3,235	3,230
Net income	54,458	39,796	38,396
Dividends paid	(53,914)	(39,150)	(38,391)
	4,425	3,881	3,235

Total equity	$5,421	$4,875	$4,225

See accompanying notes.

The Unconsolidated Mines of
The North American Coal Corporation
Combined Statements of Cash Flows

	Years Ended December 31
	2017	2016	2015
	(In thousands)
Operating activities
Net income	54,458	39,796	38,396
Adjustments to reconcile net income to net cash
provided by operating activities:
Depreciation, depletion, and amortization	81,639	65,674	59,202
Amortization of deferred financing costs	410	461	31
Gain on sale of assets	(578)	(511)	(350)
Equity income (earned) received in cooperatives	(705)	(127)	500
Mine closing accrual	9,680	8,333	6,348
Deferred lease costs	2,717	5,692	5,256
Deferred income taxes	(11,687)	765	(1,802)
Post-retirement benefits and other accrued liabilities	(1,375)	(10,309)	(778)
Amortization of advance minimum royalties	51	42	28
Other noncurrent assets	(15,843)	(4,369)	(18,621)
	118,767	105,447	88,210
Working capital changes:
Accounts receivable	(10,029)	(15,084)	(12,684)
Inventories	(4,176)	1,625	(1,393)
Accounts payable and other accrued liabilities	13,431	4,277	(50,575)
Other changes in working capital	(13,419)	(846)	(426)
	(14,193)	(10,028)	(65,078)
Net cash provided by operating activities	104,574	95,419	23,132

Investing activities
Expenditures for property, plant, and equipment	(26,359)	(31,424)	(128,906)
Additions to advance minimum royalties	(85)	(49)	(51)
Other investing - net	829	—	—
Proceeds from sale of property, plant, and equipment	1,849	6,755	1,768
Net cash used for investing activities	(23,766)	(24,718)	(127,189)

Financing activities
(Repayment) additions to advances from customer, net	(11,122)	1,331	22,791
Payments received on note from Parent Company, net	–	1,187	1,361
Additions to long-term obligations	22,366	–	171,540
Repayment of long-term obligations	(45,345)	(43,699)	(43,426)
Notes receivable	–	–	160
Financing fees paid	–	(183)	(2,375)
Capital contribution	2	4	–
Dividends paid	(53,914)	(39,150)	(38,391)
Net cash (used for) provided by financing activities	(88,013)	(80,510)	111,660

(Decrease) increase in cash and cash equivalents	(7,205)	(9,809)	7,603
Cash and cash equivalents at beginning of year	15,350	25,159	17,556
Cash and cash equivalents at end of year	$8,145	$15,350	$25,159

See accompanying notes.

The Unconsolidated Mines of
The North American Coal Corporation

Notes to Combined Financial Statements
(In thousands, Except as noted and Per Share and Percentage Data)
December 31, 2017, 2016 and 2015

1.	Organization

The Coteau Properties Company, The Falkirk Mining Company, The Sabine Mining Company, Demery Resources Company, LLC, Caddo Creek Resources Company, LLC, Camino Real Fuels, LLC, Coyote Creek Mining Company LLC, Liberty Fuels Company, LLC, Bisti Fuels Company, LLC, NAM-CSA, LLC, NAM-MCA, LLC, NAM-WFA, LLC, NAM-Corkscrew, LLC, and NAM-PBA, LLC (collectively, the Unconsolidated Mines) are each wholly owned subsidiaries of The North American Coal Corporation (Parent Company), which is a wholly owned subsidiary of NACCO Industries, Inc. (Ultimate Parent Company).

The Parent Company provides value-added mining services for independently owned limerock quarries through its North American Mining (NAM) division. NAM is reimbursed by its customers based on actual costs plus a management fee. The financial results of certain NAM operations, including NAM-CSA, LLC, NAM-MCA, LLC, NAM-WFA, LLC, NAM-Corkscrew, LLC, and NAM-PBA, LLC are included in the unconsolidated mining operations based on each entity’s structure.

The Company applies the provisions of Accounting Standards Codification (ASC) 810, Consolidation, which codifies the authoritative guidance on Consolidated Financial Statements for certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. In accordance with ASC 810, the Parent Company is not the primary beneficiary of the Unconsolidated Mines and does not consolidate these entities’ financial position or results of operations. The Unconsolidated Mines are still considered under common management of the Parent Company and, therefore, are reflected collectively in the Unconsolidated Mines’ audited combined financial statements.

The Coteau Properties Company: The Coteau Properties Company (Coteau), an Ohio corporation, was organized on May 23, 1972, pursuant to an agreement between the Parent Company and a wholly owned subsidiary of a diversified energy company (Buyer). Coteau is principally engaged in lignite mining through the operation of a surface mine in North Dakota.

On April 22, 1977, the Buyer exercised its option to enter into a coal sales agreement, as restated June 1, 1979. As of November 1, 1988, all of the Buyer’s rights, interests, and obligations under the coal sales agreement were assigned to Dakota Coal Company (Coteau’s Customer), a wholly owned subsidiary of Basin Electric Power Cooperative (Basin). This coal sales agreement was subsequently replaced with a coal sales agreement, as amended, between Coteau and Coteau’s Customer (Coteau Agreement) and provides Coteau with the option to extend Coteau’s agreement up to the year 2037 and provides for reimbursement of administrative and general expenses, included in cost of sales in the combined statements of net income, from actual costs to reimbursement at a fixed rate per ton.
Under the terms and conditions of the Coteau Agreement, Coteau is to supply coal to an electric generating station and a coal gasification plant, as well as to other third parties. The terms of a related option agreement,

The Unconsolidated Mines of
The North American Coal Corporation

Notes to Combined Financial Statements
(In thousands, Except as noted and Per Share and Percentage Data)
December 31, 2017, 2016 and 2015

as amended, provide that, under certain conditions of default, Coteau’s Customer may acquire the assets, subject to the liabilities, for an amount equal to the equity of Coteau.

The Falkirk Mining Company: The Falkirk Mining Company (Falkirk), an Ohio corporation, was organized on August 22, 1974, to enter into a coal sales agreement (Falkirk Agreement) with an electric generation and transmission cooperative (Falkirk’s Customer). Falkirk’s agreement was restated effective January 1, 2007, to extend the agreement to 2045. Falkirk is principally engaged in lignite mining through the operation of a surface mine in North Dakota.

Under the terms of the Falkirk Agreement, Falkirk’s Customer has agreed to provide, or procure from others, the financing required to develop, equip, and operate Falkirk’s mine for the life of the Falkirk Agreement. The Falkirk Agreement provides that, under certain conditions of Falkirk’s default, Falkirk’s Customer may acquire the assets, subject to the liabilities, for an amount equal to the equity of Falkirk.

Falkirk’s Customer has entered into an operating agreement with Falkirk whereby a dragline to be used in the production of coal (original cost of approximately $40,000) leased by Falkirk’s Customer has been made available to Falkirk without rent.

The Sabine Mining Company: The Sabine Mining Company (Sabine), a Nevada corporation, was organized on November 6, 1980, and entered into a lignite mining agreement, as restated (Sabine Agreement), with a public utility (Sabine’s Customer) in 1981, which was subsequently amended and restated on January 1, 1996, December 1, 2001 and January 1, 2008. Sabine is principally engaged in lignite mining through the operation of a surface mine in Texas.

The Sabine Agreement provides that, under certain conditions of default, Sabine’s Customer may acquire the issued and outstanding common stock of Sabine for an amount equal to the equity of Sabine.
Other operating entities: Demery Resources Company, LLC (Demery), Caddo Creek Resources Company, LLC (Caddo), Camino Real Fuels, LLC (Camino Real), Coyote Creek, LLC (Coyote), Bisti Fuels Company, LLC (Bisti), NAM-CSA, LLC, NAM-MCA, LLC, NAM-WFA, LLC, NAM-Corkscrew, LLC and NAM-PBA, LLC were all formed between 2008 and 2017 to develop, construct, and/or operate lignite surface mines or limerock quarries under long-term contracts for their respective customers. The contracts with the customers provide for reimbursement to the company at a price based on actual costs plus an agreed pre-tax profit per ton of coal or limerock delivered, actual costs plus an agreed upon fee per btu of heating value delivered or actual costs plus a management fee.

Demery and Caddo commenced delivering coal prior to 2015. Camino Real commenced delivering coal in the fourth quarter of 2015. Coyote began delivering coal in the second quarter of 2016. Bisti assumed the contract miner role at its customer's existing mine in January 2017.

Liberty Fuels Company, LLC (Liberty) ceased all mining and delivery of lignite in 2017 and will commence mine reclamation in 2018.

The Unconsolidated Mines of
The North American Coal Corporation

Notes to Combined Financial Statements
(In thousands, Except as noted and Per Share and Percentage Data)
December 31, 2017, 2016 and 2015

Since each of the Unconsolidated Mines has an agreement to provide coal or limerock to their respective customers, a significant portion of each of the Unconsolidated Mines’ revenue is derived from a single source. The financial position of the Unconsolidated Mines and the Parent Company would be materially affected if the existing contractual relationship with any of the Unconsolidated Mines’ customers were terminated or significantly altered.

Management performed an evaluation of the Unconsolidated Mines’ activities through March 7, 2018 which is the date these financial statements were issued. No significant subsequent events have occurred that required recognition or disclosure in these financial statements.

2.	Significant Accounting Policies

Use of Estimates
The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.
Revision of Previously Issued Financial Statements
During 2017, a certain immaterial error that originated in 2016 was identified related to the elimination of certain royalty revenue. The effect of the immaterial correction was a reduction to 2016 net income of $1,600. The Company assessed the materiality of this error based on an analysis of quantitative and qualitative factors. Based on this analysis, the Company determined that this error was immaterial to 2016; however, the Company has reflected the correction of this prior period error in the period in which it originated and revised its Combined Balance Sheet as of December 31, 2016, and its Combined Statements of Net Income and Combined Statement of Equity, and its Combined Statements of Cash Flow for the year ended December 31, 2016.
Revenue Recognition and Accounts Receivable
Under their respective mining agreements, the Unconsolidated Mines recognize revenue and a related receivable as coal or limerock is delivered. These agreements provide for monthly settlements. The Unconsolidated Mines’ significant credit concentration is uncollateralized; however, historically, minimal credit losses have been incurred. Management has reviewed the carrying value of its accounts receivable and has determined that a reserve for credit losses is not necessary based on amounts subsequently realized.
Cash and Cash Equivalents
Cash and cash equivalents include cash in banks and highly liquid investments with initial maturities of three months or less. After considering the right of offset, outstanding checks net of their associated funding accounts, are classified as accounts payable.

The Unconsolidated Mines of
The North American Coal Corporation

Notes to Combined Financial Statements
(In thousands, Except as noted and Per Share and Percentage Data)
December 31, 2017, 2016 and 2015

Inventories
Coal and supply inventories are stated at the lower of cost or net realizable value. Cost is determined using the weighted-average method.
Property, Plant and Equipment
Property, plant, and equipment are recorded at cost. Depreciation, depletion, and amortization are provided in amounts sufficient to amortize the cost of related assets (including assets recorded under capitalized lease obligations) over their estimated useful lives or lease terms and are calculated by either the straight-line method or the units-of-production method based on estimated recoverable tonnage. In the course of preparing a mine for production, the Unconsolidated Mines incur mine development costs prior to initial production, as well as throughout the life of the mine. The Unconsolidated Mines capitalize these costs as a part of plant and equipment in the accompanying combined balance sheets. The Unconsolidated Mines amortize the development costs over their estimated useful life, which is generally a straight-line method. Repairs and maintenance costs are expensed when incurred, unless such costs extend the estimated useful life of the asset, in which case such costs are capitalized and depreciated.
Advance Minimum Royalties
Advance minimum royalties are advance payments made to lessors under terms of mineral lease agreements that are recoupable against future production. These advanced payments are capitalized when paid and charged against income as the coal reserves are mined.
Long-Lived Assets
Upon identification of indicators of impairment, management compares the carrying value of its long-lived assets to the undiscounted cash flows of such assets. When the undiscounted cash flows are less than the related assets’ carrying value, the long-lived assets are adjusted to fair value (based on active market quotes, third-party appraisals, or discounted cash flows).
Accounting for Asset Retirement Obligations
Under certain federal and state regulations, the Unconsolidated Mines are required to reclaim land disturbed as a result of mining. Reclamation of disturbed land is a continuous process throughout the terms of the mining agreements. Current reclamation costs are charged to expense in the period incurred and are being recovered as a cost of coal tonnage sold. Costs to complete reclamation after mining has been completed are to be reimbursed under the respective mining or coal sales agreements.

Authoritative guidance on accounting for asset retirement obligations provides accounting requirements for retirement obligations associated with tangible long-lived assets, including: (i) the timing of liability recognition; (ii) initial measurement of the liability; (iii) allocation of asset retirement cost to expense; (iv)

The Unconsolidated Mines of
The North American Coal Corporation

Notes to Combined Financial Statements
(In thousands, Except as noted and Per Share and Percentage Data)
December 31, 2017, 2016 and 2015

subsequent measurement of the liability; and (v) financial statement disclosures. The guidance requires an asset’s retirement cost to be capitalized as part of the cost of the related long-lived asset and subsequently allocated to expense using a systematic and rational method.

The Unconsolidated Mines’ asset retirement obligations are for costs to close its surface mines and reclaim the land it has disturbed as a result of its normal mining activities. The Unconsolidated Mines have estimated these costs and recognized a liability and associated asset in accordance with authoritative guidance. The Unconsolidated Mines determined these obligations based on estimates adjusted for inflation, projected to the estimated closure dates, and then discounted using a credit-adjusted, risk-free interest rate. The accretion of the liability is being recognized over the estimated life of the individual asset retirement obligations. The associated asset and accumulated depreciation is recorded in property, plant, and equipment in the accompanying balance sheets.

Since the cost of reclamation is reimbursable under the provisions of the mining agreements, the difference between the capitalized asset retirement obligation and the reclamation liability is recorded as a long-term receivable from the customers. Additionally, the annual costs related to amortization of the asset and accretion of the liability of $29,702, $12,418 and $10,321 in 2017, 2016 and 2015, respectively, are included in cost of sales, which increases the sales to, and the long-term receivable from, the customers. The long-term receivable (see Note 4) will be reimbursed to the Unconsolidated Mines as the costs of reclamation are actually incurred.
There are currently no assets legally restricted for purposes of settling these asset retirement obligations. A reconciliation of the beginning and ending aggregate carrying amount of the asset retirement obligations is as follows:

	December 31
	2017	2016
Beginning balance	$196,362	$170,562
Liabilities incurred during the period	—	18,936
Accretion expense	9,680	8,333
Revision in cash flows	(3,611)	(1,469)
	$202,431	$196,362

Financial Instruments
Financial instruments held by the Unconsolidated Mines include cash and cash equivalents, accounts receivable, accounts receivable from affiliated companies, accounts payable, accounts payable to affiliated companies and long-term debt. The Unconsolidated Mines do not hold or issue financial instruments or derivative financial instruments for trading purposes.

The Unconsolidated Mines of
The North American Coal Corporation

Notes to Combined Financial Statements
(In thousands, Except as noted and Per Share and Percentage Data)
December 31, 2017, 2016 and 2015

Accounting Standards Not Yet Adopted:
In May 2014, the FASB codified ASC 606, "Revenue Recognition - Revenue from Contracts with Customers," which supersedes most current revenue recognition guidance, including industry-specific guidance, and requires an entity to recognize revenue in an amount that reflects the consideration to which the entity expects to be entitled in exchange for transferring goods or services to customers and provide additional disclosures. As amended, the effective date for public entities is annual reporting periods beginning after December 15, 2017 and interim periods therein.
The Unconsolidated Mines will adopt the new revenue guidance effective January 1, 2018 using the modified retrospective method with the cumulative effect of initially applying the standard recognized as an adjustment to equity. The Unconsolidated Mines developed a project plan with respect to its implementation of this standard, including identification of revenue streams and review of contracts and procedures currently in place. The Unconsolidated Mines completed its review of customer contracts.  While the revenue of the Unconsolidated Mines is not consolidated within the Parent Company’s financial statements, any change in the amount or timing of revenue recognition at the Unconsolidated Mines could have an impact on the Parent Company’s recognition of earnings from the Unconsolidated Mines. During the fourth quarter of 2017, the Unconsolidated Mines completed its evaluation of ASC 606, including identifying and implementing changes to processes and controls to meet the standard's updated reporting and disclosure requirements, including the calculation of the cumulative effect of adopting ASC 606. There were no significant changes to accounting systems or controls upon adoption of ASC 606. The adoption of this guidance did not have a material effect on the Unconsolidated Mines’ Combined Balance Sheet, Combined Statement of Equity, Combined Statements of Net Income and Combined Statements of Cash Flow.

3.	Inventories

	December 31
	2017	2016
Coal	$33,931	$28,030
Supplies	67,067	68,792
	$100,998	$96,822

The Unconsolidated Mines of
The North American Coal Corporation

Notes to Combined Financial Statements
(In thousands, Except as noted and Per Share and Percentage Data)
December 31, 2017, 2016 and 2015

4.	Other Investments and Receivables

Other investments and receivables consist of the following:

	December 31
	2017	2016
Long-term receivable from Unconsolidated Mine customers related to:
Asset retirement obligation	$87,184	$70,787
Pension and retiree medical obligation	47,765	46,963
Reclamation bond	20,622	20,622
Investment in cooperatives	16,768	16,031
Other	8,228	10,068
	$180,567	$164,471

The long-term receivables will be reimbursed to the Unconsolidated Mines as the costs of reclamation, pension and retiree medical obligations are actually incurred or paid.
One of the Unconsolidated Mines holds investments in cooperatives that provide electrical service to the mine site. Patronage dividends from cooperatives are recorded as declared. The dividends declared are consistently paid out, but routinely several years after the declaration. These patronage dividends when declared are reflected as a reduction in the cost of coal under the mining agreements. In the event the cooperatives should become unable to pay the patronage dividends previously declared, the Unconsolidated Mines would be required at that time to record an impairment charge against the investment asset, which would be reimbursable under the mining agreement.

5.	Accrued Liabilities

Other current liabilities consist of the following:

	December 31
	2017	2016
Accrued payroll	$19,844	$16,310
Other	9,889	9,906
	$29,733	$26,216

6.	Advances From Customers and Notes Payable

Advances from Customers
Advances from customers represent undiscounted amounts advanced to Coteau and Falkirk from their customers or their affiliates to provide working capital and to develop and operate the mines. These advances,

The Unconsolidated Mines of
The North American Coal Corporation

Notes to Combined Financial Statements
(In thousands, Except as noted and Per Share and Percentage Data)
December 31, 2017, 2016 and 2015

which are not guaranteed by either the Parent Company or the Ultimate Parent Company, are secured by substantially all owned assets and assignment of all rights under the agreements. Coteau’s advances incur an average weighted interest rate of 4.235%. No repayment schedule has been established for Falkirk’s advances, which are noninterest-bearing, in accordance with the funding agreement with the customer.

Estimated maturities for Coteau for the next five years, including current maturities, and Falkirk’s customer advances with unspecified repayment schedules are as follows:

2018	$6,588
2019	6,588
2020	6,588
2021	6,588
2022	6,588
Thereafter	85,797
$118,737
Advances with unspecified repayment schedule	109,183
Total advances from customers	227,920
Less current maturities	15,027
Total long-term advances from customers	$212,893

The Unconsolidated Mines of
The North American Coal Corporation

Notes to Combined Financial Statements
(In thousands, Except as noted and Per Share and Percentage Data)
December 31, 2017, 2016 and 2015

Notes Payable
Notes payable primarily represents financing which customers arranged and guaranteed for Coyote and Sabine. Neither the Parent Company nor the Ultimate Parent Company has guaranteed these borrowings. Notes payable consist of the following:

	December 31
	2017	2016
Borrowings under a revolving credit agreement that expires July 31, 2018, to a bank providing for borrowings up to $40,000. Interest is based on the bank’s daily cost of funds plus 1.75% (1.75% and 1.75% at December 31, 2017 and 2016, respectively)	$22,034	$—
KeyBank – Revolving line of credit due March 16, 2020, providing for borrowing up to $105.0 million. Interest is based on the base rate plus 0.75% and 0.75% and on LIBOR plus 1.75% and 1.75% at December 31, 2017 and 2016 respectively, on the unpaid balance (interest rate of 5.25/3.32% and 4.50% and 2.50% at December 31, 2017 and 2016)	37,300	39,300
AIG – Secured note payable due December 28, 2040 with monthly principal and interest payments which began on July 28, 2016 at an interest rate of 4.39% on the unpaid balance.	125,455	130,910
Secured note payable due August 21, 2031 with semiannual principle and interest payments at an interest rate of 4.58% on the unpaid balance	47,125	50,375
Secured note payable due October 31, 2024, with semiannual interest payments at an interest rate of 6.37% on the unpaid balance	25,000	25,000
Win Trust note#1 due August 30, 2023 with monthly principal and interest payments at an interest rate of 3.50%, Win Trust note#2 due December 30, 2023 with monthly principal and interest payments at an interest rate of 4.28%	9,561	9,968
Other	357	648
Total notes payable	$266,832	$256,201
Less current portion	35,687	13,945
Less deferred financing fees	$1,349	$1,422
Long-term portion of notes payable	$229,796	$240,834

Under the terms of all note agreements, substantially all assets of Coyote and Sabine are pledged and all rights under the mining or coal sales agreements are assigned.
Notes payable maturities for the next five years are as follows:

2018	$35,687
2019	13,265
2020	13,174
2021	13,066
2022	18,947
Thereafter	172,693
Total	$266,832

Commitment fees paid to banks were approximately $271, $297 and $223 in 2017, 2016 and 2015, respectively, and are included in interest expense in the accompanying combined statements of net income.

The Unconsolidated Mines of
The North American Coal Corporation

Notes to Combined Financial Statements
(In thousands, Except as noted and Per Share and Percentage Data)
December 31, 2017, 2016 and 2015

7.	Pension and Other Postretirement Plans
Defined Benefit Plans
The Unconsolidated Mines’ maintain various defined benefit pension plans that provide benefits based on years of service and average compensation during certain periods. Prior to 2015, the Ultimate Parent Company amended the Combined Defined Benefit Plan for the Ultimate Parent Company and its subsidiaries (the Combined Plan) to freeze pension benefits for all employees. Employees whose benefits were frozen receive retirement benefits under defined contribution retirement plans.

In years prior to 2015, the Company also approved freezing all pension benefits under its Supplemental Retirement Benefit Plan (the SERP).

The Unconsolidated Mines made contributions to the defined benefit pension plan of $502, $0 and $61 in 2017, 2016 and 2015, respectively. The Unconsolidated Mines expect to make supplemental payments and pay benefits from the assets of the Plan of $8,379 in 2018, $9,023 in 2019, $9,709 in 2020, $10,391 in 2021, $10,952 in 2022, and $60,003 in the five years thereafter.

The following is a detail of the net periodic pension income of the Unconsolidated Mines, using assumed discount rates ranging from 4.00% to 4.05% in 2017 and 4.20% to 4.35% in 2016:

	Year Ended December 31
	2017	2016	2015
Interest cost	$7,635	$8,134	$7,968
Service cost	485	—	—
Expected return on plan assets	(13,156)	(12,741)	(12,589)
Amortization of actuarial loss	458	584	1,066
Amortization of prior service cost	—	—	8
Net periodic pension income	$(4,578)	$(4,023)	$(3,547)

The Unconsolidated Mines of
The North American Coal Corporation

Notes to Combined Financial Statements
(In thousands, Except as noted and Per Share and Percentage Data)
December 31, 2017, 2016 and 2015

The following is a detail of the changes in plan assets and benefit obligations recognized in long-term receivable from customers:

	Year Ended December 31
	2017	2016	2015
Current year actuarial (gain) loss	$(5,590)	$(6,310)	$1,474
Amortization of actuarial loss	(458)	(584)	(1,066)
Recognition of prior service cost	—	—	(8)
Asset transfer	—	—	(239)
Amount recognized in long-term receivable	$(6,048)	$(6,894)	$161

The following sets forth the Unconsolidated Mines portion of the changes in the benefit obligation and plan assets of the defined benefit plans of the Unconsolidated Mines at:

	December 31
	2017	2016
Change in benefit obligation:
Projected benefit obligation at beginning of year	$191,560	$194,010
Service cost	485	—
Interest cost	7,635	8,134
Customer obligations assumed	1,140	—
Actuarial loss/(gain)	8,714	(3,198)
Benefits paid	(8,034)	(7,386)
Projected benefit obligation at end of year	$201,500	$191,560

	December 31
	2017	2016
Change in plan assets:
Fair value of plan assets at beginning of year	$175,037	$166,569
Actual return on plan assets	27,459	12,346
Beginning of year adjustment	—	3,508
Employer contributions	502	—
Benefits paid	(8,034)	(7,386)
Fair value of plan assets at end of year	$194,964	$175,037

Funded status at end of year	$6,536	$(16,523)

The Unconsolidated Mines of
The North American Coal Corporation

Notes to Combined Financial Statements
(In thousands, Except as noted and Per Share and Percentage Data)
December 31, 2017, 2016 and 2015

	December 31
	2017	2016
Amounts recognized in the combined balance sheets consist of:
Noncurrent assets	$3,249	$—
Noncurrent liabilities	9,785	16,523
Components of long-term receivables from customers consist of:
Actuarial loss	$27,714	$33,762

The actuarial loss included in long-term receivables from customers expected to be recognized in net periodic benefit cost in 2018 is $771 ($609 net of tax).
The expected long-term rate of return on defined benefit plan assets reflects management's expectations of long-term rates of return on funds invested to provide for benefits included in the projected benefit obligations. The Ultimate Parent Company establishes the expected long-term rate of return assumption for plan assets by considering the historical rates of return over a period of time that is consistent with the long-term nature of the underlying obligations of these plans as well as a forward-looking rate of return. The historical and forward-looking rates of return for each of the asset classes used by the Ultimate Parent Company to determine its estimated rate of return assumption were based upon the rates of return earned or expected to be earned by investments in the equivalent benchmark market indices for each of the asset classes.
Expected returns are based on a calculated market related value. Under this methodology, asset gains and losses resulting from actuarial returns that differ from the expected returns are recognized in the market related value of assets ratably over three years.
The Plan maintains an investment policy that, among other things, establishes a portfolio asset allocation methodology with percentage allocation bands for individual asset classes. The investment policy provides that investments are reallocated between asset classes as balances exceed or fall below the appropriate allocation bands.
The following is the actual allocation percentage and target allocation percentage for the plan assets at the measurement date:

	Actual 2017	Actual 2016	Target Allocation Range
U.S. equity securities	47.2%	46.4%	36.0%–54.0%
Non-U.S. equity securities	21.1	19.6	16.0%–24.0%
Fixed income securities	31.4	33.6	30.0%–40.0%
Money market	0.3	0.4	0.0%–10.0%

The Unconsolidated Mines of
The North American Coal Corporation

Notes to Combined Financial Statements
(In thousands, Except as noted and Per Share and Percentage Data)
December 31, 2017, 2016 and 2015

The fair value of each major category of plan assets for the Unconsolidated Mines’ pension plans is determined using quoted market prices in active markets for identical assets, or Level 1 inputs in the fair value hierarchy. Following are the values as of December 31:

	2017	2016
U.S. equity securities	$91,821	$81,158
Non-U.S equity securities	40,983	34,322
Fixed income securities	61,473	58,925
Money market	687	632
Total	$194,964	$175,037

Postretirement Health Care
The Parent Company also maintains health care plans which provide benefits to grandfathered eligible retired employees, including employees of the Unconsolidated Mines. Effective December 31, 2008, postretirement health care plan amendments for the Unconsolidated Mines eliminated all post-65 welfare coverage and Medicare reimbursements. The Unconsolidated Mines expect to pay benefits of $2,260 in 2018, $2,600 in 2019, $2,868 in 2020, $2,924 in 2021, $2,974 in 2022 and $12,144 in the five years thereafter.
The following is a detail of the net periodic benefit expense for postretirement health care and life insurance for the Unconsolidated Mines, using an assumed discount rate of 3.25/4.00% and 3.40% in 2017 and 2016, respectively:

	Year Ended December 31
	2017	2016	2015
Service cost	$454	$591	$653
Interest cost	992	1,067	918
Expected return on plan assets	(12)	(69)	(168)
Amortization of actuarial loss	—	1,234	705
Amortization of prior service cost (credit)	56	(145)	(247)
Net periodic postretirement expense	$1,490	$2,678	$1,861

The Unconsolidated Mines of
The North American Coal Corporation

Notes to Combined Financial Statements
(In thousands, Except as noted and Per Share and Percentage Data)
December 31, 2017, 2016 and 2015

The following is a detail of the changes in plan assets and benefit obligations recognized in long-term receivable from customers:

	Year Ended December 31
	2017	2016	2015
Current year actuarial (gain) loss	$(1,372)	$(9,417)	$3,698
Amortization of actuarial loss	—	(1,234)	(705)
Amortization of prior service (cost) credit	(56)	145	247
Amount recognized in long-term receivable	$(1,428)	$(10,506)	$3,240

The following sets forth the changes in the benefit obligations and plan assets during the year of the postretirement health care and life insurance plans:

	December 31
	2017	2016
Change in benefit obligation:
Benefit obligation at beginning of year	$22,792	$31,888
Service cost	454	591
Interest cost	992	1,067
Opening balance obligation	6,817	—
Actuarial gain	(1,458)	(9,497)
Benefits paid	(1,143)	(1,257)
Benefit obligation at end of year	$28,454	$22,792

Change in plan assets:
Fair value of plan assets at beginning of year	$708	$1,753
Actual loss on plan assets	(73)	(12)
Employer contributions	508	605
Benefits and taxes paid	(1,143)	(1,638)
Fair value of plan assets at end of year	$—	$708

Funded status at end of year	$(28,454)	$(22,084)

The Unconsolidated Mines of
The North American Coal Corporation

Notes to Combined Financial Statements
(In thousands, Except as noted and Per Share and Percentage Data)
December 31, 2017, 2016 and 2015

	December 31
	2017	2016
Amounts recognized in the consolidated balance sheets consist of:
Current liabilities	$(2,260)	$(1,436)
Noncurrent liabilities	(26,194)	(20,648)
	$(28,454)	$(22,084)

Components of long-term receivables from customers consist of:
Actuarial gain	$(1,746)	$(374)
Prior service (credit) cost	(3)	54
	$(1,749)	$(320)

The actuarial gain and prior service credit included in long-term receivables from customers expected to be recognized in net periodic cost in 2018 are $129 ($102 net of tax) and $3 ($2 net of tax), respectively.
Two of the Unconsolidated Mines established Voluntary Employees’ Beneficiary Association (VEBA) trusts to provide for future retirement benefits other than pensions. One trust was terminated in 2016, and the other in 2017. No cash contributions to the VEBA trust were made in 2017 and 2016. Contributions made to an IRS-approved VEBA trust are irrevocable and must be used for employee benefits.
Assumed health care cost trend rates can have a significant effect on the amounts reported for the health care plans. A one-percentage-point change in the assumed health care cost trend rates would have the following effects at December 31, 2017:

	1-Percentage-Point Increase	1-Percentage-Point Decrease

Effect on total of service and interest cost	$71	$(68)
Effect on postretirement benefit obligation	$1,460	$(1,384)

The Unconsolidated Mines of
The North American Coal Corporation

Notes to Combined Financial Statements
(In thousands, Except as noted and Per Share and Percentage Data)
December 31, 2017, 2016 and 2015

Assumptions used in accounting for the pension and postretirement health care and life insurance benefit plans were as follows for the years ended:

	December 31
	2017	2016	2015
Weighted-average discount rates – pension	3.55% - 3.60%	4.00% - 4.05%	4.20% - 4.35%
Weighted-average discount rates – postretirement	3.1%	3.25%	3.4%
Expected long-term rate of return on assets-pension	2.00%/ 7.50%	7.5%	7.75%
Expected long-term rate of return on assets-postretirement	5.75%	5.75%	6%
Health care cost trend rate assumed for next year	7%	7.25%	6.75%
Ultimate health care cost trend rate	5.00%	5.00%	5.00%
Year that the rate reaches the ultimate trend rate	2025	2025	2025

Defined Contribution Plans
For employees hired after December 31, 1999, the Parent Company established a defined contribution plan which requires the Unconsolidated Mines to make retirement contributions based on a formula using age and salary as components of the calculation. For employees hired after December 31, 2005, some of the Unconsolidated Mines contribute a set percentage of the employee’s salary. Employees are vested at a rate of 20% for each year of service and become 100% vested after five years of employment. The Unconsolidated Mines recorded contribution expense of approximately $7,885 in 2017, $7,389 in 2016 and $6,879 in 2015 related to this plan.
Substantially all the Unconsolidated Mines’ salaried employees also participate in a defined contribution plan sponsored by the Parent Company. Employee contributions are matched by the Unconsolidated Mines up to a limit of 5% of the employee’s salary. The Unconsolidated Mines’ contributions to this plan were approximately $8,654 in 2017, $6,987 in 2016 and $6,448 in 2015.

8.	Leasing Arrangements and Other Commitments

The Unconsolidated Mines lease certain equipment under cancelable and non-cancelable capital and operating leases that expire at various dates through 2037. Many leases are renewable for additional periods at terms based upon the fair market value of the leased items at the renewal dates.

The Unconsolidated Mines of
The North American Coal Corporation

Notes to Combined Financial Statements
(In thousands, Except as noted and Per Share and Percentage Data)
December 31, 2017, 2016 and 2015

Future minimum lease payments as of December 31, 2017, for all capital lease obligations are as follows:

2018	$43,960
2019	39,434
2020	26,753
2021	23,740
2022	19,559
Thereafter	116,364
Total minimum lease payments	269,810
Amounts representing interest	(52,157)
Present value of net minimum lease payments	217,653
Current maturities	(36,433)
Long-term capital lease obligations	$181,220

As of December 31, 2017, $121,842 of the long-term capital lease obligations and $15,504 of the current maturities in the table above are due to a customer of one of the Unconsolidated Mines.
Amortization of assets recorded under capital lease obligations is included in depreciation, depletion, and amortization in the combined statements of net income. Assets recorded under capital leases are included in property, plant, and equipment and consist of the following:

	December 31
	2017	2016

Plant and equipment	$422,777	$417,867
Accumulated amortization	(219,233)	(208,242)
	$203,544	$209,625

Under the provisions of the mining or coal sales agreements, the customers are required to pay, as a part of the cost of coal delivered, an amount equal to the annual lease payments. Interest and amortization expense in excess of annual lease payments are deferred and recognized in years when annual lease payments exceed interest expense and amortization. These excess costs are recorded as receivables from the customers and are included in deferred lease costs in the accompanying combined balance sheets.

The Unconsolidated Mines of
The North American Coal Corporation

Notes to Combined Financial Statements
(In thousands, Except as noted and Per Share and Percentage Data)
December 31, 2017, 2016 and 2015

Future minimum lease payments on long-term cancelable operating leases at December 31, 2017, are as follows:

2018	$907
2019	537
2020	454
2021	513
2022	680
Thereafter	1
$3,092

Rental expense for all operating leases was $7,327 in 2017, $10,129 in 2016 and $7,887 in 2015.

9.	Income Taxes

The Unconsolidated Mines are included in the consolidated federal income tax return filed by the Ultimate Parent Company. The Unconsolidated Mines have entered into a tax-sharing agreement with the Ultimate Parent Company under which federal income taxes are computed by the Unconsolidated Mines on a separate return basis. The current portion of such tax is paid to the Ultimate Parent Company, except that net operating loss and tax credit carryovers that benefit the consolidated tax return are advanced to the Unconsolidated Mines and are repaid as utilized on a separate-return basis. To the extent that these carryovers are not used on a separate return basis, the Unconsolidated Mines are required, under conditions pursuant to the tax-sharing agreement, to refund to the Ultimate Parent Company the balance of carryovers advanced and not used by the Unconsolidated Mines prior to the expiration of such carryovers.
On December 22, 2017, the U.S. government enacted the Tax Cuts and Jobs Act (“TCJA”), which significantly revises U.S. tax law. The TCJA will positively impact the Unconsolidated Mines’ ongoing effective tax rate due to the reduction of the U.S. corporate tax rate from 35 percent to 21 percent, effective January 1, 2018. Subsequent to the enactment of the TCJA, the SEC staff issued Staff Accounting Bulletin 118 (“SAB 118”), which provides a measurement period of up to one year after the enactment date for companies to finalize the recognition of the income tax effects of the TCJA.  As a result of the TCJA and pursuant to SAB 118, the Unconsolidated Mines have provisionally recorded a discrete net tax benefit of $9,303 in the period ending December 31, 2017.  This net benefit is attributable to the corporate rate reduction on existing deferred tax assets and liabilities.   The ultimate impact of TCJA may differ from these provisional amounts due to, among other things, additional analysis, changes in interpretations and assumptions, additional regulatory guidance that may be issued, and the computation of state income taxes as there is uncertainty on conformity to the federal tax system following the TCJA. The Unconsolidated Mines expect it will be able to finalize these provisional amounts at the time it files its 2017 federal income tax return in the fourth quarter of 2018.

The Unconsolidated Mines of
The North American Coal Corporation

Notes to Combined Financial Statements
(In thousands, Except as noted and Per Share and Percentage Data)
December 31, 2017, 2016 and 2015

The provision for income taxes consists of the following:

	Year Ended December 31
	2017	2016	2015
Current:
Federal	$18,591	$13,077	$11,839
Total current tax provision	18,591	13,077	11,839

Deferred:
Federal	(11,687)	765	(1,802)
Total deferred tax (benefit) provision	(11,687)	765	(1,802)
Total provision for income taxes	$6,904	$13,842	$10,037

A summary of the primary components of the deferred tax assets and liabilities included in the accompanying combined balance sheets resulting from differences in the book and tax basis of assets and liabilities are as follows:

	December 31
	2017	2016
Deferred tax assets:
Accrued expense and reserves	$6,210	$8,738
Asset valuation	4,279	6,886
Inventory	1,878	3,389
Tax Attribute Carryforward	2,005	2,355
Other employee benefits	2,636	3,674
Total deferred tax assets	17,008	25,042
Deferred tax liabilities:
Property, plant, and equipment	(6,646)	(41,284)
Pensions	(22,328)	(7,412)
Total deferred tax liabilities	(28,974)	(48,696)
Net deferred tax liability	$(11,966)	$(23,654)

The Unconsolidated Mines regularly review the need for a valuation allowance against deferred tax assets and recognizes these deferred tax assets to the extent that realization is more likely than not. Based on a review of earnings history and trends, forecasted earnings, and the relevant expiration of carryforwards, the Unconsolidated Mines believe that no valuation allowance was necessary at December 31, 2017 or 2016.

The Unconsolidated Mines of
The North American Coal Corporation

Notes to Combined Financial Statements
(In thousands, Except as noted and Per Share and Percentage Data)
December 31, 2017, 2016 and 2015

10.	Fair Value of Financial Instruments

The carrying amounts for cash and cash equivalents, accounts receivable, accounts receivable from affiliated companies, and accounts payable and accounts payable to affiliated companies approximate fair value due to the short term maturities of these instruments. The fair value of notes payable and one of the Unconsolidated Mines advances from customer were determined based on the discounted value of the future cash flows and one of the Unconsolidated Mines advances from customer, which has no specified repayment schedule was determined based on the discounted value of the total payment at the end of the contract term, using borrowing rates currently available to the Unconsolidated Mines for bank loans with similar terms and maturities, taking into account company credit risk.
The fair value compared to the carrying value is summarized as follows:

	December 31
	2017	2016
Fair value:
Notes payable	$(269,601)	$(247,646)
Advances from customers	$(164,316)	$(162,464)

Carrying value:
Notes payable	$(266,832)	$(256,201)
Advances from customers	$(227,920)	$(239,041)

The Unconsolidated Mines of
The North American Coal Corporation

Notes to Combined Financial Statements
(In thousands, Except as noted and Per Share and Percentage Data)
December 31, 2017, 2016 and 2015

11.	Equity

The components of common stock and capital in excess of stated value at December 31, 2017 is as follows:

	Common Stock	Capital in Excess of Stated Value

Coteau common stock, without par value (stated value $10 per share) – authorized 1,000 shares; issued and outstanding 100 shares	1	791

Falkirk common stock, without par value (stated value $1,919.30 a share) – authorized 1,000 shares; issued and outstanding 100 shares	192	—

Sabine common stock, $1 par value – authorized, issued and outstanding 1,000 shares	1	—

Demery membership units, $10 par value – authorized, issued and outstanding 100 shares	1	—

Caddo membership units, $10 par value – authorized, issued and outstanding 100 shares	1	—

Camino Real membership units, $10 par value – authorized, issued and outstanding 100 shares	1	—

Liberty membership units, $10 par value – authorized, issued and outstanding 100 shares	1	—

Coyote Creek membership units, $10 par value – authorized, issued and outstanding 100 shares	1	—

Bisti Fuels membership units, $10 par value – authorized, issued and outstanding 100 shares	1	—

NAM membership units, $10 par value – authorized, issued and outstanding 500 shares	5	—

	$205	$791

As noted previously, Demery, Caddo, Camino Real, Liberty, Coyote, Bisti and NAM were all formed between 2008 and 2017. These entities have been originally structured as single member limited liability companies primarily for the reduced administrative requirements, flexible profit distribution and pass-through tax attributes available with this form of entity.

The Unconsolidated Mines of
The North American Coal Corporation

Notes to Combined Financial Statements
(In thousands, Except as noted and Per Share and Percentage Data)
December 31, 2017, 2016 and 2015

12.	Supplemental Cash Flow Information

	December 31
	2017	2016	2015
Cash paid (received) during the year for:
Interest	$25,690	$25,112	$25,022
Income taxes	14,825	6,198	12,214
Property, plant, and equipment:
Capital leases and land	24,878	10,221	7,548
Deferred lease costs	(607)	20,850	456
Lease obligations	(24,271)	(31,071)	2,011
Accounting for asset retirement obligations:
Change in property, plant, and equipment	(3,611)	17,469	35,115
Change in receivables from customers including depreciation billed	16,397	11,148	10,010

Change in liabilities	(6,067)	(25,800)	(41,463)

13.	Transactions With Affiliated Companies

Costs and expenses include net payments of approximately $17,222, $6,176 and $4,407 in 2017, 2016 and 2015, respectively, for administrative and other services from the Ultimate Parent Company, the Parent Company, and their subsidiaries.
Accounts receivable and accounts payable with the Ultimate Parent Company and the Parent Company represent the timing of income taxes and dividends within the affiliated group. In addition, accounts payable to affiliated companies includes a payable for a dragline sold from the Parent Company to one of the unconsolidated mines.
The note payable/receivable with the Parent Company of $442 and $387 in 2017 and 2016, respectively, is a demand note with interest of 1.27% at December 31, 2017 and 0.66% at December 31, 2016.
The Parent Company is a party to certain guarantees related to Coyote. Under certain circumstances of default or termination of Coyote’s Lignite Sales Agreement (LSA), the Parent Company would be obligated for payment of a "make-whole" amount to Coyote’s third party lenders. The “make-whole” amount is based on the excess, if any, of the discounted value of the remaining scheduled debt payments over the principal amount. In addition, in the event Coyote’s LSA is terminated on or after January 1, 2024 by Coyote’s customers, the Parent Company is obligated to purchase Coyote’s dragline and rolling stock for the then net book value of those assets. To date, no payments have been required from the Parent Company since the inception of these guarantees. The Parent Company believes that the likelihood NACoal would be required to perform under the guarantees is remote, and no amounts related to these guarantees have been recorded.

The Unconsolidated Mines of
The North American Coal Corporation

Notes to Combined Financial Statements
(In thousands, Except as noted and Per Share and Percentage Data)
December 31, 2017, 2016 and 2015

14.	Contingencies

Various legal and regulatory proceedings and claims have been or may be asserted against the Unconsolidated Mines relating to the conduct of their businesses, including environmental and other claims. These proceedings are incidental to the ordinary course of business of the Unconsolidated Mines. Management believes that it has meritorious defenses and will vigorously defend itself in these actions. Any costs that management estimates will be paid as a result of these claims are accrued when the liability is considered probable and the amount can be reasonably estimated. If a range of amounts can be reasonably estimated and no amount within the range is a better estimate than any other amount, then the minimum of the range is accrued. The Unconsolidated Mines do not accrue liabilities when the likelihood that the liability has been incurred is probable but the amount cannot be reasonably estimated or when the liability is believed to be only reasonably possible or remote. For contingencies where an unfavorable outcome is probable or reasonably possible and which are material, the Unconsolidated Mines disclose the nature of the contingency and, in some circumstances, an estimate of the possible loss.
These matters are subject to inherent uncertainties, and unfavorable rulings could occur. If an unfavorable ruling were to occur, there exists the possibility of an adverse impact on the Unconsolidated Mines’ financial position, results of operations and cash flows of the period in which the ruling occurs, or in future periods.